Filed by El Paso Energy Corporation
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company: El Paso Energy Corporation/The Coastal Corporation Commission File No. 001-14365
         Registration Statement No. 333-31060

The following are excerpts which address the El Paso Energy Corporation/ The Coastal Corporation merger, taken from a presentation given by
H. Brent Austin, Ralph Eads, Greg G. Jenkins and Steve Pike to Analysts and other potential investors on March 8, 2000.

Natural Gas to Power:
El Paso Energy Corporation
                                         Electron Noteholder
                                               Due Diligence

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
-----------------------------
This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies makes these statements and projections in good faith, neither company nor its managements can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

INVESTOR NOTICE
---------------

Investors are urged to read the proxy statement/prospectus which will be included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger
because it will  contain  important  information.   The proxy
statement/prospectus will be   available  for  free  on  the
SEC's web site (www.sec.gov) and from El Paso Energy Corporation's office of Investor Relations.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El Paso Energy Corporation on January 18, 2000.

Agenda
*    Overview of El Paso / Coastal Merger Update
*    Industry Fundamentals
*    Strategy
*    Project Portfolio / Restructuring Overview
*    Q&A / Conclusion

COMBINED FINANCIAL STATISTICS
______________________________
$ Millions

                                                               Pro Forma
1999                     El Paso            Coastal           Combined
__________________________________________________________________________

Revenues                  $10,600              $7,600            $18,200
EBIT                        1,100                 990              2,090
EBITDA                      1,700               1,500              3,200
Net income                    420                 500                920

Year-end 1999
__________________________________________________________________________
Total assets              $16,800             $14,700             $31,500

Total debt                  6,340               5,020              11,360
Preferred & minority int.   1,690                 750               2,440
Equity Market Cap.*         9,143               9,884              19,027
                          -------------------------------------------------
Total enterprise value    $17,173             $15,654             $32,827

Senior Unsecured Ratings  Baa2/BBB           Baa2/BBB           Baa2/BBB

* Based on 3/6/00 closing prices of $39.75 for EPG and $46.1875 for CGP